Exhibit 99.1

Date: March 6, 2020	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange Securities and Exchange Commission Dear Sirs/Madames:

Subject: TC ENERGY CORPORATION
We advise of the following with respect to the upcoming meeting of security holders for the subject issuer:
Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	March 16, 2020
Record Date for Voting (if applicable):	March 16, 2020
Beneficial Ownership Determination Date:	March 16, 2020
Meeting Date:	May 1, 2020
Meeting Location (if available):	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Registered Holders:	Yes
NAA for Beneficial Holders:	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	87807B107	CA87807B1076
Sincerely, Computershare Trust Company of Canada Agent for TC ENERGY CORPORATION